September 21, 2009

Via EDGAR Correspondence

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intel Corporation

SEC File No. 000-06217

Schedule T0-I

Ladies and Gentlemen:

On behalf of Intel Corporation, a Delaware corporation (the “Company”), please be advised that the Company filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2009, a Schedule TO-I in connection with a stock option exchange offer that the Company will be extending to certain eligible employees. Please note that this filing is being made prior to the Company commencing the exchange offer and omits certain information (indicated by blanks or bracketed language). The Company will provide the omitted information through an amendment expected to be filed on September 28, 2009. That date also is expected to constitute the commencement of the exchange offer within the meaning of Rule 13e-4, and the web-based “tool” and other means that will be available to employees to tender eligible options will first be provided or sent on that date.

Please direct any questions or comments regarding this filing to either Cary I. Klafter, Intel’s Vice President and Secretary, at (408) 765-8080 or by facsimile at (408) 653-8050, or to Ronald O. Mueller at Gibson, Dunn & Crutcher LLP at (202) 955-8671 or by facsimile at (202) 530-9539.

Sincerely,

/s/ FERNANDO DELMENDO_______

Fernando Delmendo

Senior Attorney

Intel Corporation

2200 Mission College Blvd.

Santa Clara, CA 95052

www.intel.com